EnCana closes sale of Gulf of Mexico assets
to Statoil for US$2 billion

CALGARY, Alberta (May 26, 2005) — EnCana Corporation (TSX, NYSE: ECA) has closed the previously announced sale of its Gulf of Mexico assets to Statoil for approximately US$2 billion, resulting in net proceeds of approximately $1.45 billion after tax and other adjustments.

EnCana’s total investment in the Gulf of Mexico assets was approximately $540 million. The gross proceeds of this transaction will be credited to EnCana USA’s full cost pool, which is expected to result in a reduction in the U.S. depreciation, depletion and amortization rate by approximately 15 percent. Proceeds from this divestiture and the recently-announced $326 million sale of conventional Western Canadian properties will be directed primarily to a combination of debt reduction and the purchase of EnCana shares. EnCana has been purchasing common shares pursuant to its current Normal Course Issuer Bid (NCIB). Following the recent split of EnCana common shares on a two-for-one basis and including purchases made pursuant to the NCIB, as of May 25, 2005, the company had approximately 871 million shares outstanding. The company’s normalized debt-to-capitalization target is between 30 and 40 percent.

EnCana’s Gulf of Mexico interests included six significant deepwater discoveries and an average 40 percent working interest in 239 gross blocks comprising about 1.4 million acres. At December 31, 2004, EnCana had 41 million barrels of oil equivalent proved reserves booked at the most advanced discovery — Tahiti. All the assets are in the development and appraisal phase, and accordingly there is no current production. EnCana was advised on the Gulf of Mexico sale by Morgan Stanley and Randall & Dewey.

EnCana is continuing with the previously-announced divestiture of its Ecuador assets and select conventional producing properties in Western Canada. Both divestitures are expected to occur this year.

EnCana Corporation
With an enterprise value of approximately US$39 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated net proceeds from the Gulf of Mexico transaction; anticipated cash taxes and other adjustments associated with the transaction; the expected impact of the transaction on depreciation, depletion and amortization rates; the anticipated use of proceeds from divestitures for debt reduction and share purchases under the company’s Normal Course Issuer Bid program; the expected closing of the company’s planned divestitures of its Ecuador and select conventional producing properties in Western Canada and the timing thereof; the company’s normalized debt-to-capitalization target; anticipated growth potential and success of the company’s resource play portfolio and the expected characteristics of resource plays; and anticipated total resource life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-

looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact: EnCana Corporate Development Sheila McIntosh Vice-President, Investor Relations (403) 645-2194 Paul Gagne Manager, Investor Relations (403) 645-4737	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

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